Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated May 6, 2013

Registration Statement 333-188366 filed on May 6, 2013

$330,000,000

Commercial Metals Company

4.875% Senior Notes due 2023

May 8, 2013

Pricing Supplement dated May 8, 2013 to the

Preliminary Prospectus Supplement dated May 6, 2013 of Commercial Metals Company

This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The aggregate principal amount of notes to be issued in the offering has been increased from $300,000,000 to $330,000,000. The entire amount of additional net proceeds received as a result of this increase will be used for general corporate purposes. As a result, all corresponding references in the Preliminary Prospectus Supplement relating to the aggregate principal amount of the notes offered should be increased by $30,000,000.

Issuer:	Commercial Metals Company

Title of Securities:	4.875% Senior Notes due 2023

Distribution:	SEC Registered

Ranking:	Senior Unsecured

Ratings:*	Ba2 / BB+

Offering Size:	$330,000,000

Gross Proceeds:	$330,000,000

Underwriting Discount:	1.250%

Net Proceeds (Before Expenses):	$325,875,000

Trade Date:	May 8, 2013

Expected Settlement Date:	May 20, 2013 (T+8)

Maturity Date:	May 15, 2023

Coupon:	4.875%

Price to Public:	100.000%

Yield to Maturity:	4.875%

Spread to Benchmark Treasury:	+311 basis points

Benchmark Treasury:	2.00% UST due February 15, 2023

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	November 15, 2013. Interest will accrue on the notes from May 20, 2013.

Record Dates:	May 1 and November 1

Optional Redemption:	At any time, in whole or in part, at the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) discounted present value at Treasury plus 50 basis points; or on or after February 15, 2023, in whole or in part, at 100% of the principal amount of the notes to be redeemed.

Make-Whole Call:	T + 50 basis points

Change of Control:	101%

Denominations:	Minimum denominations of $2,000 and higher integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc.

CUSIP/ISIN Numbers:	CUSIP: 201723 AK9 ISIN: US201723AK97

Use of Proceeds:	The net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, are estimated to be approximately $325 million. We intend to use the net proceeds from this offering to fund the repurchase of any and all of our outstanding 2013 notes in the tender offer and consent solicitation described in the Preliminary Prospectus Supplement under the heading “Prospectus Supplement Summary—Recent Development,” and to redeem any remaining 2013 notes that are not tendered following the expiration of the tender offer and consent solicitation, in each case together with accrued interest, any applicable premium payments and expenses related thereto. We intend to use the remainder of the net proceeds from this offering for general corporate purposes.

Extended Close:	We expect to deliver the notes against payment therefor on or about May 20, 2013, which will be the eighth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by us.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities.

Changes to the Preliminary Prospectus Supplement:

Under the heading “Summary Historical Consolidated Financial Data” of the Preliminary Prospectus Supplement, the last sentence of footnote (2) appearing on page S-13 to the table provided therein is hereby amended and restated as follows:

“After giving pro forma effect to the issuance and sale of the notes and the repurchase of all of our $200.0 million outstanding aggregate principal amount of the 2013 notes pursuant to the tender offer and consent solicitation described above under “Prospectus Supplement Summary—Recent Development,” the ratios of earnings to fixed charges for the six months ended February 28, 2013 and the fiscal year ended August 31, 2012 would have been 2.80x and 2.76x, respectively.”

Under the heading “Capitalization” on page S-28 of the Preliminary Prospectus Supplement, the as adjusted Cash & cash equivalents as of February 28, 2013, is hereby amended and restated to $291,136 (in thousands).

Under the heading “Ratio of Earnings to Fixed Charges” on page 5 of the base prospectus, included in the Preliminary Prospectus Supplement, the ratio of earnings to fixed charges for the fiscal year ended August 31, 2008 is hereby amended and restated to 5.48x.

The information for the fiscal year ended August 31, 2008 provided in the Company’s Statement Regarding Computation of Ratio of Earnings to Fixed Charges filed as Exhibit 12.1 to the Company’s Registration Statement on Form S-3 (File No. 333-188366) is hereby amended and restated in its entirety as follows:

Fiscal Year Ended August 31, 2008
(dollars in thousands, except ratio)
Earnings (loss) from continuing operations before taxes	$384,563

Add (subtract):
Net earnings attributable to noncontrolling interests	(538)
Capitalized interest amortization	728
Fixed charges	84,366
Less: Capitalized interest	(6,877)

Total	$462,242

Fixed charges:
Interest expense	$63,334
Portion of rental expense representative of interest factor	21,032

Total fixed charges	$84,366

Ratio of earnings to fixed charges	5.48x

Other Information

The issuer has filed a registration statement (including a base prospectus dated May 6, 2013) and a preliminary prospectus supplement dated May 6, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

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